UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 2023

(Commission File No. 001-38644)

QUTOUTIAO INC.

Building No. 8, Shanghai Pudong Software Park

519 Yi De Road

Pudong New Area, Shanghai, 200124

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Qutoutiao Inc. Announces Nasdaq Delisting Determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

QUTOUTIAO INC.

By:	/s/ Eric Siliang Tan
Name:	Eric Siliang Tan
Title:	Chief Executive Officer

Date: March 20, 2023

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